Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza New York, New York 10112-0015 212.653.8700 main 212.653.8701 fax www.sheppardmullin.com

November 22, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	ADiTx Therapeutics, Inc. Draft Registration Statement on Form S-1 Filed on October 15, 2019 CIK No. 0001726711

Ladies and Gentlemen:

This letter sets forth the responses of ADiTx Therapeutics, Inc., a Delaware corporation (the “Company”), to the comments received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) concerning its Draft Registration Statement on Form S-1 (CIK No. 0001726711) filed with the Commission on October 15, 2019 (the “Registration Statement”).

References in the text of the responses herein to captions and page numbers refer to Amendment No. 1 to the Company’s Draft Registration Statement on Form S-1 (the “Amended Registration Statement”), which is being filed herewith.

Cover Page

1. QUESTION:	We note your disclosure that no assurance can be given that your application to list your common stock on the NYSE American will be approved. With reference to your disclosure on page 60 that you will not consummate this offering if your common stock is not approved for listing on the NYSE American, please clarify your disclosure to state whether the listing of your common stock on the NYSE American is a condition to this offering.

RESPONSE:	The Company has revised its disclosure regarding its listing on the NYSE American as a condition to the closing of this offering. Please see the cover page of the Amended Registration Statement.

Prospectus Summary

Our Business, page 1

2. QUESTION:	Please revise your disclosure to briefly discuss the developmental stage of your product candidate and any additional preclinical and clinical studies you will need to conduct in order to submit a BLA.

RESPONSE:	The Company has revised its disclosure. Please see page 1 of the Amended Registration Statement.

Risk Related to Our Business, page 2

3. QUESTION:	With reference to your disclosure on pages 6 and 7, please revise the first bullet point in this section to clarify that you have incurred losses and expect to continue to operate at a net loss for at least the next several years and that your auditors have indicated that your financial conditions raise substantial doubt about your ability to continue as a going concern.

RESPONSE:	The Company has revised its disclosure. Please see page 2 of the Amended Registration Statement.

Implications of Being an Emerging Growth Company, page 3

4. QUESTION:	We note that you disclose on page 3 that as a company with less than $1.07 billion in revenue during your last fiscal year, you qualify as an EGC. You also disclose that you may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. It also appears that you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1). Please provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Please add similar disclosure within MD&A.

RESPONSE:	The Company has revised its disclosure. Please see pages 3, 24, and 34 of the Amended Registration Statement.

5. QUESTION:	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE:	The Company will provide the Staff copies of all written communications as defined in Rule 405.

A substantial portion of our in-licensed intellectual property will be subject to the provisions of the Bayh-Dole Act…, page 19

6. QUESTION:	Please revise this risk factor to clarify whether your license to ADi™ is subject to “march- in” rights.

RESPONSE:	The Company has revised its disclosure. Please see page 20 of the Amended Registration Statement.

Use of Proceeds, page 26

7. QUESTION:	We note that you intend to use the net proceeds from the offering to fund the commencement of Phase I/IIa clinical testing. If a material amount of other funds is necessary to complete the Phase I/IIa clinical trial, please revise your disclosure to state the amount necessary to complete the clinical trial and sources of such other funds. Refer to Instruction 3 of Item 504 of Regulation S-K.

RESPONSE:	The Company believes that no other sources of funds are needed to complete the Phase I/IIa clinical trial.

Dilution, page 28

8. QUESTION:	Please update your table that illustrates the amount of dilution to an investor in the offering to begin with the historical net tangible book value per share as of September 30, 2019. Please also clarify what the pro forma net tangible book value as of September 30, 2019 line caption is intended on capturing. In that regard, it is not clear what adjustments are presented on a pro forma basis prior to the offering.

RESPONSE:	The Company has revised its disclosure. Please see page 29 of the Amended Registration Statement. The Company will complete the disclosure once the number of Units being offering is known.

9. QUESTION:	Please insert a table showing the number and percentage of common shares acquired by existing shareholders and new investors and the consideration and percentage of consideration paid by existing shareholders and new investors assuming 100% of the units offered are sold. Please refer to Item 506 of Regulation S-K.

RESPONSE:	The Company has revised its disclosure. Please see page 29 of the Amended Registration Statement. The Company will complete the disclosure once the number of Units being offering is known.

Liquidity, page 31

10. QUESTION:	Please expand your disclosures to describe the course of action you have taken or anticipate on taking as it relates to the various promissory notes and related party notes payable that are currently in default as of December 31, 2018. In that regard, we understand that the Company anticipates using some of the proceeds from the offering to repay $126,100 of five promissory notes currently outstanding. It appears however that even with paying off such notes, there will continue to remain amounts that are currently in default. As such, please ensure your expanded disclosures highlight the potential consequences of continued default and the constraints it may have on your future liquidity and operating prospects, your ability to obtain additional financing and whether such continued default may cause you to have to revise the amounts that could be dedicated to your continued research and development activities. Refer to Section 501.13 of the Financial Reporting Codification.

RESPONSE:	Management intends to not only pay off the current promissory notes, but for those remaining amounts that are currently in default, management intends to negotiate with each of the remaining parties in an effort to restructure the terms of such agreements to ensure that it has cured any default and that such agreements will not prevent the Company from raising additional capital. Please see the revised disclosure in the Amended Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Plan of Operations Results of Operations, page 31

11. QUESTION:	Please revise the disclosure to disaggregate research and development expenses by nature or type of expense for each period presented.

RESPONSE:	The Company has revised its disclosure. Please see page 32 of the Amended Registration Statement.

Critical Accounting Policies, page 32

12. QUESTION:	Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

RESPONSE:	The Company has revised its disclosure. Please see pages 33 and 34 of the Amended Registration Statement.

Business

ADi™ Key Differentiators, page 34

13. QUESTION:	We note your heading “Better Safety Profile” and your statements that DNA-based products “are generally considered safe” and that ADi™ has been “successfully tested in several preclinical models and its efficacy can be attributed to multiple factors.” Please revise your disclosure to remove any suggestion that your product candidate is safe or effective, as determinations as to safety and efficacy are within the sole authority of the FDA or comparable foreign regulatory authorities.

RESPONSE:	The Company has revised its disclosure. Please see pages 36 and 37 of the Amended Registration Statement.

Proof of Concept: Skin Grafting, page 36

14. QUESTION:	Please revise your disclosure to specify the number of mice on which the skin allograft transplantation procedure was done. Please also disclose, where appropriate, any additional preclinical studies that will need to be completed prior to submitting an Investigational New Drug application.

RESPONSE:	The Company has revised its disclosure. Please see pages 38 and 39 of the Amended Registration Statement.

License Agreement with Loma Linda University, page 36

15. QUESTION:	Please revise your disclosure regarding the LLU License Agreement to specify the annual license fee and the aggregate development milestones payable.

RESPONSE:	The Company has revised its disclosure. Please see pages 39 and 40 of the Amended Registration Statement.

Drug Approval Process, page 37

16. QUESTION:	We note that you are working with a contract manufacturer for your plasmid DNA molecules and patent-pending bacterial strain. To the extent you have entered into an agreement with the contract manufacturer, please describe the material terms of the agreement and file the agreement as an exhibit to the registration statement, or tell us why this is not required. See Item 601 of Regulation S-K.

RESPONSE:	The Company has not entered into an agreement with a contract manufacturer. The Company intends to enter into such an agreement upon the consummation of this offering. The Company has amended its disclosure in the Amended Registration Statement.

Plan of Operations, page 37

17. QUESTION:	We note your disclosure that your first-in-human clinical studies will be in patients requiring skin and other organ and/or tissue allografts. Please revise your disclosure to clarify the indication you will initially pursue. In this regard, we note your disclosure on page 38 that upon receipt of clearance to initiate clinical testing, your product will be tested on patients with psoriasis and in patients who require skin allografting.

RESPONSE:	The Company has revised its disclosure. Please see page 40 of the Amended Registration Statement.

Target market, page 38

18. QUESTION:	With reference to your disclosure on pages 13, 14 and 33, please expand your disclosure to discuss the competitive business conditions and your competitive position in the industry. See Item 101(h)(4) of Regulation S-K.

RESPONSE:	The Company has revised its disclosure. Please see page 41 of the Amended Registration Statement.

Intellectual Property (IP), page 39

19. QUESTION:	Please expand your discussion of your licensed patent portfolio to disclose the types of patents you hold (i.e., composition of matter, use or process) and the expiration or expected expiration date of your patents and patent applications.

RESPONSE:	The Company has revised its disclosure. Please see page 42 of the Amended Registration Statement.

Management

Executive Officers and Directors, page 40

20. QUESTION:	Please disclose for each director, the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director of the company in light of the company’s business and structure. See Item 401(e)(1) of Regulation S-K.

RESPONSE:	The Company has revised its disclosure. Please see pages 43 and 44 of the Amended Registration Statement.

Executive and Director Compensation, page 46

21. QUESTION:	We note your disclosure on page F-10 with respect to amounts owed to the CEO and other consultants who provided services without payment during the year ended December 31, 2018. If these amounts remain outstanding, please revise your disclosure in this section as appropriate to indicate any compensation that has not been paid.

RESPONSE:	The Company has revised its disclosure. Please see page 49 of the Amended Registration Statement.

Security Ownership of Beneficial Owners and Management, page 48

22. QUESTION:	Please revise the column at the far right of your table to show shares beneficially owned and corresponding percentage upon completion of the offering, as opposed to “beneficially owned after maximum.”

RESPONSE:	The Company has revised its disclosure. Please see page 51 of the Amended Registration Statement.

General

23. QUESTION:	Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

RESPONSE:	The Company will provide the Staff with copies of all graphics, visual, or photographic information for review before they are included in printed prospectus for use in connection with this offering.

If you have any questions relating to any of the foregoing, please contact Richard Friedman of Sheppard, Mullin, Richter & Hampton LLP at (212) 653-8700.

Very truly yours,

/s/ Richard Friedman
Richard Friedman
SHEPPARD, MULLIN, RICHTER & HAMPTON llp

5